UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	18 October 2017

Release Number	32/17

BHP OPERATIONAL REVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2017

•	All production and unit cost guidance remains unchanged for the 2018 financial year.

•	Good progress has been made on our latent capacity projects, with first production from the Los Colorados Extension project and the Olympic Dam Southern Mining Area achieved in the September 2017 quarter and the Caval Ridge Southern Circuit project progressing to plan.

•	All major projects under development are tracking to plan.

•	In Onshore US, our operated rig count increased from five to nine during the September 2017 quarter. Divestment of a small portion of the Hawkville acreage was completed during the quarter, with work underway to exit our remaining Onshore US assets for value.

•	In Petroleum exploration, evaluation of the positive drilling results from Wildling-2 is continuing, with a sidetrack also encountering oil in multiple horizons which will assist with establishing the scale of the discovery.

Production	Sep Q17	vs Sep Q16
Petroleum (MMboe)	50	(8%)	Lower volumes reflect natural field decline and the impact of Hurricane Harvey on US petroleum assets.
Copper (kt)	404	14%	Increased volumes at Escondida supported by the start-up of the Los Colorados Extension project and higher average copper grades and throughput.
Iron ore(1) (Mt)	56	(3%)	Improved mine productivity and record volumes at Jimblebar offset by the impact of planned maintenance and lower opening stockpile levels, following the fire at the Mt Whaleback screening plant in June 2017.
Metallurgical coal (Mt)	11	0%	Record production at Saraji mine and increased productivity across Queensland Coal mines offset by lower production at Broadmeadow.
Energy coal (Mt)	7	(2%)	Strong performance at New South Wales Energy Coal offset by the impacts of unfavourable weather at Cerrejón.

BHP Chief Executive Officer, Andrew Mackenzie, said: “Our performance in the first quarter keeps us on track to deliver seven per cent volume growth in the 2018 financial year.

We manage the portfolio for value and returns. Our transition to lower-cost, high-return, latent capacity projects is delivering results, with first copper production achieved from the Los Colorados Extension project at Escondida and Olympic Dam’s Southern Mining Area during the quarter.

Major development work has commenced on the recently approved growth projects, Mad Dog Phase 2 and the Spence Growth Option, with both set to become operational as their respective markets in oil and copper rebalance.”

1

Summary

Operational performance

Production for the September 2017 quarter and guidance for the 2018 financial year are summarised in the table below.

Production	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17	FY18 guidance
Petroleum (MMboe)	50	(8%)	(3%)	180 - 190
Onshore US (MMboe)	17	(16%)	(12%)	61 - 67
Conventional (MMboe)	33	(3%)	2%	119 - 123
Copper (kt)	404	14%	4%	1,655 - 1,790
Escondida (kt)	268	23%	19%	1,130 - 1,230
Other copper(i) (kt)	136	(1%)	(16%)	525 - 560
Iron ore(ii) (Mt)	56	(3%)	(8%)	239 - 243
WAIO (100% basis) (Mt)	64	(4%)	(8%)	275 - 280	(iii)
Metallurgical coal (Mt)	11	0%	24%	44 - 46
Energy coal (Mt)	7	(2%)	(18%)	29 - 30

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)	Excludes production from Samarco.
(iii)	Subject to regulatory approvals to increase capacity above 270 Mt.

Major development projects

On 17 August 2017, the BHP Board approved an investment of US$2.5 billion for the development of the Spence Growth Option.

At the end of the September 2017 quarter, BHP had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$7.5 billion over the life of the projects.

Corporate update

On 20 September 2017, BHP released its Economic Contribution Report which shows the Group’s direct economic contribution globally in the 2017 financial year was US$26.1 billion. This includes US$4.7 billion in taxes, royalties and other payments to governments. BHP’s adjusted effective tax rate in the 2017 financial year was 34.0 per cent. When royalties are included, the rate was 44.0 per cent. In Australia, we anticipate making final corporate income tax cash payments in the first half of the 2018 financial year of approximately US$1.2 billion relating to the prior year. On 22 September 2017, BHP successfully concluded its US$2.9 billion multi-currency bond repurchase plan. The bond repurchase plan has extended BHP’s average debt maturity profile and enhanced the Group’s capital structure. The total cost in relation to the repurchase program was approximately US$100 million, which will be reported in net finance costs in the December 2017 half year. This does not take into account the multi-year interest expense saving from a lower average debt balance following the bond repurchase program.

BHP Operational Review for the quarter ended 30 September 2017	2

Petroleum

Production

	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17
Crude oil, condensate and natural gas liquids (MMboe)	22	(9%)	(8%)
Natural gas (bcf)	169	(7%)	1%

Total petroleum production (MMboe)	50	(8%)	(3%)

Total petroleum production – Total petroleum production for the September 2017 quarter decreased by eight per cent to 50 MMboe. Guidance for the 2018 financial year remains unchanged at between 180 and 190 MMboe, comprising Conventional volumes between 119 and 123 MMboe and Onshore US volumes between 61 and 67 MMboe.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the September 2017 quarter declined by nine per cent to 22 MMboe.

Conventional liquids volumes decreased by five per cent to 15 MMboe reflecting natural field decline across the portfolio, the impact of Hurricane Harvey in the Gulf of Mexico and planned maintenance at North West Shelf.

Onshore US liquids volumes decreased by 15 per cent to 7 MMboe as a result of natural field decline and the impact of Hurricane Harvey, which more than offset additional wells put online in the Black Hawk and Permian.

Natural gas – Natural gas production for the September 2017 quarter declined by seven per cent to 169 bcf.

Conventional gas volumes for the September 2017 quarter were broadly unchanged at 107 bcf. Onshore US gas volumes declined by 17 per cent reflecting natural field decline and the impact of Hurricane Harvey, partially offset by additional wells put online in the Black Hawk, Permian and Haynesville.

In the September 2017 quarter, we completed an agreement with Chevron and ExxonMobil to withdraw from our 4.95 per cent interest in the Genesis deepwater asset in the Gulf of Mexico, consistent with our aim to further simplify the portfolio. Financial closing is expected by the end of November 2017, with an effective date of 1 January 2017.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 57% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 6% complete.

Petroleum capital expenditure of approximately US$2.0 billion is planned in the 2018 financial year. This includes Conventional capital expenditure of US$0.8 billion, which remains focused on high-return infill drilling opportunities in the Gulf of Mexico, a life extension project at North West Shelf and investment in the Mad Dog Phase 2 project. Onshore US capital expenditure is expected to be approximately US$1.2 billion reflecting increased development activity.

Onshore US development activity

Onshore US drilling and development expenditure for the September 2017 quarter was US$131 million. Our operated rig count increased from five to nine during the quarter as two rigs in the Permian, and one in each of the Black Hawk and Haynesville, were added.

•	In the Permian, we continued to drill to meet ongoing Hold by Production obligations while also progressing sub-surface trials intended to de-risk future development.

BHP Operational Review for the quarter ended 30 September 2017	3

•	In the Black Hawk, we observed better than expected performance in recent trials which improved completion designs, enhanced staggered laterals and demonstrated commerciality of Upper and Lower Eagle Ford co-development.

•	In the Haynesville, our hedging strategy continues to allow us to reduce price risk and secure average rates of return in excess of 20 per cent.

•	In the Fayetteville, we continue to work with partners to assess the potential of the Moorefield horizon. We anticipate participation in additional non-operated wells in the 2018 financial year.

September 2017 quarter (September 2016 quarter)		Liquids focused areas		Gas focused areas
		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.1 (0.0)	0.1 (0.1)	0.0 (0.0)	0.0 (0.0)	0.1 (0.1)
Rig allocation	At period end	2 (1)	3 (1)	4 (0)	0 (0)	9 (2)
Net wells drilled and completed(ii)	Period total	5 (1)	1 (11)	0 (0)	0 (1)	6 (13)
Net productive wells	At period end	936 (928)	127 (116)	393 (395)	1,044 (1,044)	2,500 (2,483)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

The divestment of a small portion of the Hawkville acreage was completed in the September 2017 quarter. Work is underway to exit the remaining Onshore US assets for value.

Petroleum exploration

Exploration and appraisal wells drilled during the September 2017 quarter are summarised below.

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Wildling-2	US Gulf of Mexico GC520	Oil	100% (Operator)	15 April 2017	1,267 m	10,205 m	Hydrocarbons encountered, temporarily abandoned.
Wildling-2 ST01	US Gulf of Mexico GC520	Oil	100% (Operator)	11 August 2017	1,267 m	10,177 m	Hydrocarbons encountered, temporarily abandoned.

The Wildling-2 well was spud on 15 April 2017 and drilling was completed on 11 August 2017. The Wildling-2 well encountered oil in multiple horizons. A sidetrack to the Wildling-2 well commenced on 11 August 2017 to further appraise the discovery and was completed on 26 September 2017. This also encountered oil in multiple horizons and will assist further with establishing the scale of the discovery.

In the US Gulf of Mexico, the Scimitar well spud on 1 October 2017 with results expected in the March 2018 quarter. BHP holds a 65 per cent working interest and is the operator of the Scimitar prospect, with partner Repsol (20 per cent working interest) and Statoil (15 per cent working interest).

In Mexico, an Exploration and Appraisal plan for the Trion contractual area license number CNH-A1-Trion/2016 (formerly referred to as blocks AE-0092 and AE-0093) was submitted to the Comisión Nacional de Hidrocarburos of Mexico by BHP and Pemex on 29 August 2017, in line with regulatory requirements.

In Trinidad and Tobago, we continued appraisal work to assess the potential commercialisation of the gas discovery at LeClerc. Preparations continued for Phase 2 deepwater exploration which is expected to commence in the second half of the 2018 financial year.

Petroleum exploration expenditure for the September 2017 quarter was US$207 million, of which US$78 million was expensed. A US$715 million exploration program is planned for the 2018 financial year. This program includes the Scimitar exploration well in the US Gulf of Mexico and three wells in Trinidad and Tobago.

BHP Operational Review for the quarter ended 30 September 2017	4

Copper

Production

	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17
Copper (kt)	404	14%	4%
Zinc (t)	29,201	90%	0%
Uranium oxide concentrate (t)	880	(4%)	19%

Copper – Total copper production for the September 2017 quarter increased by 14 per cent to 404 kt. Guidance for the 2018 financial year remains unchanged at between 1,655 and 1,790 kt.

Escondida copper production for the September 2017 quarter increased by 23 per cent to 268 kt, supported by the start-up of the Los Colorados Extension (LCE) project on 10 September 2017 and higher average copper grade and throughput. LCE is expected to ramp-up to full capacity during the December 2017 quarter, enabling utilisation of the three concentrators, and support copper production of between 1,130 and 1,230 kt in the 2018 financial year. Escondida and Union N°2 of Supervisors and Staff signed a new Collective Agreement, valid from 1 October 2017, which will have a duration of 36 months. The existing agreement with Union N°1 will expire on 1 August 2018.

Pampa Norte copper production for the September 2017 quarter decreased by seven per cent to 58 kt, despite record material mined at Cerro Colorado and record ore milled at Spence. The decrease was mainly due to unplanned maintenance at Spence’s tank house during the quarter. Pampa Norte copper production for the 2018 financial year is expected to be higher than the prior year.

Olympic Dam copper production increased by three per cent to 42 kt with first ore achieved from the high-grade Southern Mining Area in the September 2017 quarter. Copper production of 150 kt is expected in the 2018 financial year as a major smelter maintenance campaign is undertaken. The maintenance campaign commenced on 21 August 2017 and will be phased through to the December 2017 quarter. On completion, improved operating performance, coupled with higher ore grades from the Southern Mining Area, will underpin an expected increase in production to approximately 215 kt in the 2019 financial year.

Antamina copper production for the September 2017 quarter increased by five per cent to 36 kt due to higher head grades. Copper production of approximately 125 kt is expected in the 2018 financial year as mining continues through a zinc-rich ore zone consistent with the mine plan. Zinc production of approximately 100 kt is expected for the 2018 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress

Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	Project approved on 17 August 2017.

BHP Operational Review for the quarter ended 30 September 2017	5

Copper reserves

Hypogene Sulphide Ore Reserves at Spence

BHP confirms the inclusion of significant additional Hypogene Sulphide Ore Reserves to the Spence declaration, and minor increases to the oxide and supergene sulphide reserves previously declared as at 30 June 2017.

The declaration of Hypogene Sulphide Ore Reserves (including minor contributions of transitional sulphide material) reflects the approval of capital expenditure (US$2.46 billion) by BHP on 17 August 2017 for the construction of a concentrator and associated infrastructure at Spence. The Spence pit expansion to exploit the deeper hypogene material has resulted in a minor increase in Ore Reserves for the oxide and supergene sulphide ore types declared as at 30 June 2017. The Spence Growth Option (SGO) project has been assessed as technically achievable and economically viable.

The Spence Hypogene Sulphide Mineral Resources and Ore Reserves are a downward, continuous extension of the currently exploited Supergene Oxide and Sulphide Mineral Resources and Ore Reserves. The supergene oxide and sulphide material is currently processed in a leaching operation whereas the hypogene sulphide material will provide ore feed to a conventional sulphide milling and flotation concentrator plant.

The Spence deposit is centred on porphyry bodies that have intruded sedimentary and volcanic units. Vertically extensive hypogene chalcopyrite with or without molybdenite mineralisation is overprinted by supergene sulphide chalcocite with or without covellite mineralisation. The supergene sulphides are locally oxidised to a copper oxide assemblage. The contact between the supergene and underlying hypogene sulphide zones is transitional.

Reserves are estimated incorporating operational parameters, geotechnical constraints, costs and commodity prices as defined by BHP. Optimal pushback designs are developed by incorporating mine operational aspects, plant capacity, loading equipment and ore exposure to produce a mining production plan. The selection and design options take into account both processing route alternatives and are based on the optimal economic sequence according to operational restrictions. The current and future SGO project fleet size is estimated based on the optimal production levels to maximise the net present value given the existing infrastructure and geotechnical parameters.

Ore Reserves classification reflects the Mineral Resources classification, along with consideration of any uncertainties in relation to modifying factors. Key modifying factors, incorporating Spence’s processing alternatives and unit capacities are copper content, mineral hardness, comminution and processing rates, and metallurgical recovery by plant. Approximate drill hole spacing, which is indicative of reserve classification, is presented in the table below.

Nominal drill grid spacing for Ore Reserves classification

Classification	Oxide	Supergene Sulphide	Transitional and Hypogene Sulphides
Proved (maximum)	50m x 50m	70m x 70m	70m x 70m
Probable (maximum)	100m x 100m	100m x 100m	100m x 100m

The main economic driver for the planned process routes of supergene (leach) versus hypogene (concentrator) is based upon copper mineralisation species, refined by copper cut-off grade. The cut-off grades used to differentiate waste from mineralisation are 0.20 per cent total copper for the supergene, transitional and hypogene sulphide material for concentrator processing and 0.30 per cent total copper for the supergene sulphide and oxide material for heap leaching. These cut-off grades are based on break-even economic analysis and assume open-pit extraction (15m bench height).

Copper in supergene oxide and sulphide mineralisation is currently recovered through heap and dump leaching and a solvent extraction and electrowinning plant. The construction of the SGO project facilities will add a new processing route, sulphide flotation and concentration of the hypogene copper sulphides (chalcopyrite) which are refractory to heap leaching technology. These facilities include: a primary crusher, a semi-autogenous grinding mill, two ball mills, a sulphide froth flotation plant and tailings storage facilities, combined with concentrate export and sea-water desalination and process water delivery facilities. The concentrator plant will generate molybdenum as a separate concentrate product stream, along with gold and silver credits in the copper concentrate.

BHP Operational Review for the quarter ended 30 September 2017	6

Concentrator metallurgical recoveries of between 82 and 91 per cent of total copper have been informed on the basis of extensive laboratory and pilot testwork. Studies indicate that arsenic content within the deposit can be managed to minimise product contamination risk. The revised Ore Reserves estimate for Spence as at 17 August 2017 is presented in the table below.

Spence updated Ore Reserves(1) as at 17 August 2017 in 100 per cent terms – reported in compliance with the ASX Listing Rules 2014

		As at 17 August 2017												As at 30 June 2017
Ore Type (2) (3) (4) (5) (6)	Cut- off TCu %	Proved Ore Reserves				Probable Ore Reserves				Total Ore Reserves				Total Ore Reserves
		Mt	TCu %	SCu %	Mo ppm	Mt	TCu %	SCu %	Mo ppm	Mt	TCu %	SCu %	Mo ppm	Mt	TCu %	SCu %	Mo ppm
Oxide	0.30	37	0.64	0.43	—	1.4	0.84	0.66	—	38	0.64	0.43	—	35	0.65	0.45	—
Oxide Low Solubility	0.30	14	0.90	0.40	—	8.6	0.63	0.26	—	23	0.80	0.34	—	25	0.77	0.33	—
Supergene Sulphide	0.30	114	0.58	0.07	—	26	0.59	0.10	—	140	0.58	0.07	—	112	0.79	0.11	—
ROM	0.10	—	—	—	—	9.4	0.37	—	—	9.4	0.37	—	—	9.4	0.37	0.14	—
Transitional Sulphide	0.20	19	0.70	—	110	1.9	0.52	—	50	21	0.69	—	100	—	—	—	—
Hypogene Sulphide	0.20	530	0.47	—	200	725	0.47	—	130	1,260	0.46	—	160	—	—	—	—

Mt – Million Tonnes, TCu – Total Copper, SCu – Acid Soluble Copper, Mo – Molybdenum, % - Weight Per Cent, ppm – Parts per Million, ROM – Run of Mine

Table Footnotes:

1)	These Ore Reserves were estimated by C González (MAusIMM) and are an update to Ore Reserves reported by F Barrera (MAusIMM) for the year ended 30 June 2017 in the 2017 BHP Annual Report which can be found at www.bhp.com. Both Mr González and Mr Barrera are full time employees of BHP and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. C González and F Barrera consent to the inclusion in this report of the matters based on the form and context in which they appear.
2)	This is a first time Ore Reserves estimate declaration for Spence Transitional and Hypogene Sulphide Ore Types and revised estimate for other Ore Types. The Ore Reserves are supported by a forward-looking copper commodity price protocol based on supply and demand assumptions.
3)	Ore Reserves are estimated as dry metric tonnes, on the basis of ore delivered to the process plant.
4)	The revised Spence Reserves Life is estimated as 40 years based on the current stated Ore Reserves estimate divided by the current approved nominated production rate as at 17 August 2017.
5)	The Ore Reserves tabulated are held within existing, permitted mining tenements. BHP’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Our Ore Reserves may include areas where some additional approvals remain outstanding, but where, based on the technical investigations we carry out as part of our planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current life of mine schedule.
6)	The SGO project is not considered material at the BHP Group level.

BHP Operational Review for the quarter ended 30 September 2017	7

Iron Ore

Production

	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17
Iron ore(i) (kt)	55,587	(3%)	(8%)

(i)	Represents Western Australia Iron Ore (WAIO). Excludes production from Samarco.

Iron ore – Total iron ore production for the September 2017 quarter decreased by three per cent to 56 Mt, or 64 Mt on a 100 per cent basis. Guidance for the 2018 financial year remains unchanged at between 239 and 243 Mt, or between 275 and 280 Mt on a 100 per cent basis, with volumes weighted to the last three quarters of the year.

WAIO production for the September 2017 quarter was lower, as expected. Record production at Jimblebar was more than offset by the impact of lower opening stockpile levels, following the fire at the Mt Whaleback screening plant in June 2017, and planned maintenance in the September 2017 quarter. Mine productivity improved in the quarter as a result of increased plant availability and consistent feed rates. Stockpile levels have been rebuilt and are expected to be partially drawn down in the next quarter. Port debottlenecking activities will extend into the December 2017 quarter. BHP continues to work with the relevant authorities in relation to the necessary approvals to increase system capacity to 290 Mtpa (100 per cent basis).

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

Coal

Production

	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17
Metallurgical coal (kt)	10,567	0%	24%
Energy coal (kt)	6,732	(2%)	(18%)

Metallurgical coal – Metallurgical coal production for the September 2017 quarter was flat at 11 Mt. Guidance for the 2018 financial year remains unchanged at between 44 and 46 Mt.

At Queensland Coal, mining operations have recovered following the impacts of Cyclone Debbie, with record production at Saraji and increased production at Peak Downs and Caval Ridge, underpinned by an improvement in trucking hours and utilisation of latent wash-plant capacity. This was offset by lower production at Broadmeadow due to difficult roof conditions.

The Caval Ridge Southern Circuit project is progressing according to plan, with production expected to ramp-up early in the 2019 financial year.

Energy coal – Energy coal production for the September 2017 quarter decreased by two per cent to 7 Mt. Guidance for the 2018 financial year is unchanged at approximately 29 to 30 Mt.

New South Wales Energy Coal production increased by seven per cent as it benefitted from improved stripping performance and additional bypass coal. This was offset by a 15 per cent decrease in volumes at Cerrejón, which was constrained following the impact of extreme wet weather at the end of June 2017.

BHP Operational Review for the quarter ended 30 September 2017	8

Other

Nickel production

	Sep Q17	Sep Q17 vs Sep Q16	Sep Q17 vs Jun Q17
Nickel (kt)	22.8	21%	(10%)

Nickel – Nickel West production for the September 2017 quarter increased by 21 per cent to 23 kt of nickel primarily due to increased production from the Leinster and Mt Keith operations. Nickel production for the 2018 financial year is expected to remain broadly unchanged from the 2017 financial year.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress

Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 73% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the September 2017 quarter was US$43 million, of which US$32 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Peru, Canada, South Australia and the South-West United States.

Variance analysis relates to the relative performance of BHP and/or its operations during the September 2017 quarter compared with the September 2016 quarter, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Copper equivalent production based on 2017 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Samarco.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Operational Review for the quarter ended 30 September 2017	9

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

North America	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of BHP which is

headquartered in Australia

Follow us on social media

BHP Operational Review for the quarter ended 30 September 2017	10

Production summary
		Quarter ended					Year to date
	BHP interest	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		8,288	8,143	9,439	8,501	7,079	7,079	8,288
Conventional		15,959	15,768	15,369	15,612	15,090	15,090	15,959

Total		24,247	23,911	24,808	24,113	22,169	22,169	24,247

Natural gas (bcf)
Onshore US		73.9	67.8	66.1	67.2	61.4	61.4	73.9
Conventional		107.8	97.1	88.4	99.5	107.3	107.3	107.8

Total		181.7	164.9	154.5	166.7	168.7	168.7	181.7

Total petroleum production (MMboe)		54.5	51.4	50.6	51.9	50.3	50.3	54.5

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	147.0	162.6	67.6	162.4	196.3	196.3	147.0
Antamina	33.8%	34.1	32.0	29.2	38.5	35.9	35.9	34.1

Total		181.1	194.6	96.8	200.9	232.2	232.2	181.1

Cathode (kt)
Escondida (3)	57.5%	70.5	71.5	27.2	62.8	71.9	71.9	70.5
Pampa Norte (4)	100%	62.1	53.8	66.1	72.3	58.0	58.0	62.1
Olympic Dam	100%	40.9	37.2	36.8	51.4	42.0	42.0	40.9

Total		173.5	162.5	130.1	186.5	171.9	171.9	173.5

Total copper (kt)		354.6	357.1	226.9	387.4	404.1	404.1	354.6

Lead
Payable metal in concentrate (t)
Antamina	33.8%	1,146	1,220	1,308	1,799	1,415	1,415	1,146

Total		1,146	1,220	1,308	1,799	1,415	1,415	1,146

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	15,367	22,406	20,653	29,076	29,201	29,201	15,367

Total		15,367	22,406	20,653	29,076	29,201	29,201	15,367

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	27,561	37,784	11,572	33,941	50,525	50,525	27,561
Olympic Dam (refined gold)	100%	24,366	29,651	21,941	28,188	13,101	13,101	24,366

Total		51,927	67,435	33,513	62,129	63,626	63,626	51,927

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,229	1,323	540	1,234	1,737	1,737	1,229
Antamina	33.8%	1,345	1,446	1,301	1,691	1,596	1,596	1,345
Olympic Dam (refined silver)	100%	163	188	174	243	131	131	163

Total		2,737	2,957	2,015	3,168	3,464	3,464	2,737

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	916	1,060	948	737	880	880	916

Total		916	1,060	948	737	880	880	916

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	561	225	30	328	402	402	561

Total		561	225	30	328	402	402	561

BHP Operational Review for the quarter ended 30 September 2017	11

Production summary

	BHP interest	Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	18,008	17,751	16,283	16,241	13,842	13,842	18,008
Area C Joint Venture	85%	12,384	12,179	11,165	13,016	13,099	13,099	12,384
Yandi Joint Venture	85%	15,729	17,555	14,656	17,415	14,559	14,559	15,729
Jimblebar (6)	85%	6,057	5,178	4,824	5,891	6,283	6,283	6,057
Wheelarra	85%	5,409	7,386	6,647	7,578	7,804	7,804	5,409
Samarco	50%	—	—	—	—	—	—	—

Total		57,587	60,049	53,575	60,141	55,587	55,587	57,587

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	8,384	8,684	7,996	6,394	8,296	8,296	8,384
BHP Mitsui Coal (8)	80%	2,145	1,929	2,138	2,100	2,271	2,271	2,145
Haju (9)	75%	102	27	—	—	—	—	102

Total		10,631	10,640	10,134	8,494	10,567	10,567	10,631

Energy coal
Production (kt)
USA	100%	451	—	—	—	—	—	451
Australia	100%	3,952	3,851	4,662	5,711	4,235	4,235	3,952
Colombia	33.3%	2,928	2,800	2,756	2,475	2,497	2,497	2,928

Total		7,331	6,651	7,418	8,186	6,732	6,732	7,331

Other
Nickel
Saleable production (kt)
Nickel West	100%	18.8	22.1	19.0	25.2	22.8	22.8	18.8

Total		18.8	22.1	19.0	25.2	22.8	22.8	18.8

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the quarter ended 30 September 2017	12

Production and sales report
		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,922	1,770	1,355	1,552	1,815	1,815	1,922
NGL	(Mboe)	2,102	1,460	1,236	1,661	1,950	1,950	2,102
Natural gas	(bcf)	41.9	31.3	28.7	37.4	42.6	42.6	41.9

Total petroleum products	(MMboe)	11.0	8.4	7.4	9.4	10.9	10.9	11.0

North West Shelf
Crude oil and condensate	(Mboe)	1,486	1,468	1,239	1,314	1,474	1,474	1,486
NGL	(Mboe)	292	263	200	209	227	227	292
Natural gas	(bcf)	38.7	36.9	32.2	32.5	36.2	36.2	38.7

Total petroleum products	(MMboe)	8.2	7.9	6.8	6.9	7.7	7.7	8.2

Pyrenees
Crude oil and condensate	(Mboe)	1,676	1,726	1,509	1,606	1,510	1,510	1,676

Total petroleum products	(MMboe)	1.7	1.7	1.5	1.6	1.5	1.5	1.7

Other Australia (2)
Crude oil and condensate	(Mboe)	10	8	8	9	9	9	10
Natural gas	(bcf)	17.5	17.1	15.2	16.3	16.1	16.1	17.5

Total petroleum products	(MMboe)	2.9	2.9	2.5	2.7	2.7	2.7	2.9

Atlantis (3)
Crude oil and condensate	(Mboe)	3,054	3,263	3,881	3,637	3,022	3,022	3,054
NGL	(Mboe)	208	207	295	213	218	218	208
Natural gas	(bcf)	1.5	1.6	2.1	1.9	1.6	1.6	1.5

Total petroleum products	(MMboe)	3.5	3.7	4.5	4.2	3.5	3.5	3.5

Mad Dog (3)
Crude oil and condensate	(Mboe)	950	1,170	1,185	1,167	1,020	1,020	950
NGL	(Mboe)	36	52	59	68	44	44	36
Natural gas	(bcf)	0.1	0.2	0.2	0.2	0.1	0.1	0.1

Total petroleum products	(MMboe)	1.0	1.3	1.3	1.3	1.1	1.1	1.0

Shenzi (3)
Crude oil and condensate	(Mboe)	2,632	2,692	2,675	2,588	2,291	2,291	2,632
NGL	(Mboe)	94	131	161	179	141	141	94
Natural gas	(bcf)	0.5	0.5	0.5	0.6	0.4	0.4	0.5

Total petroleum products	(MMboe)	2.8	2.9	2.9	2.9	2.5	2.5	2.8

Eagle Ford (4)
Crude oil and condensate	(Mboe)	3,871	4,008	5,451	4,278	3,457	3,457	3,871
NGL	(Mboe)	2,268	2,159	2,354	2,240	1,856	1,856	2,268
Natural gas	(bcf)	16.5	15.2	17.0	15.1	13.8	13.8	16.5

Total petroleum products	(MMboe)	8.9	8.7	10.6	9.0	7.6	7.6	8.9

Permian (4)
Crude oil and condensate	(Mboe)	1,415	1,378	1,202	1,336	1,179	1,179	1,415
NGL	(Mboe)	734	580	428	646	587	587	734
Natural gas	(bcf)	4.4	4.4	4.0	6.2	4.5	4.5	4.4

Total petroleum products	(MMboe)	2.9	2.7	2.3	3.0	2.5	2.5	2.9

Haynesville (4)
Crude oil and condensate	(Mboe)	—	3	1	1	—	—	—
NGL	(Mboe)	—	15	3	—	—	—	—
Natural gas	(bcf)	28.2	24.0	22.0	21.4	21.5	21.5	28.2

Total petroleum products	(MMboe)	4.7	4.0	3.7	3.6	3.6	3.6	4.7

Fayetteville (4)
Natural gas	(bcf)	24.8	24.2	23.1	24.5	21.6	21.6	24.8

Total petroleum products	(MMboe)	4.1	4.0	3.9	4.1	3.6	3.6	4.1

BHP Operational Review for the quarter ended 30 September 2017	13

Production and sales report

		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	140	156	127	139	118	118	140
Natural gas	(bcf)	6.4	8.4	8.4	9.4	9.7	9.7	6.4

Total petroleum products	(MMboe)	1.2	1.6	1.5	1.7	1.7	1.7	1.2

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	275	269	257	238	229	229	275
NGL	(Mboe)	1	5	6	10	5	5	1
Natural gas	(bcf)	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Total petroleum products	(MMboe)	0.3	0.3	0.3	0.3	0.3	0.3	0.3

UK
Crude oil and condensate	(Mboe)	69	63	72	64	40	40	69
NGL	(Mboe)	22	49	32	16	39	39	22
Natural gas	(bcf)	1.1	1.0	1.0	1.1	0.5	0.5	1.1

Total petroleum products	(MMboe)	0.3	0.3	0.3	0.3	0.2	0.2	0.3

Algeria
Crude oil and condensate	(Mboe)	990	1,016	1,072	942	938	938	990

Total petroleum products	(MMboe)	1.0	1.0	1.1	0.9	0.9	0.9	1.0

BHP Petroleum
Crude oil and condensate
Onshore US	(Mboe)	5,286	5,389	6,654	5,615	4,636	4,636	5,286
Conventional	(Mboe)	13,204	13,601	13,380	13,256	12,466	12,466	13,204

Total	(Mboe)	18,490	18,990	20,034	18,871	17,102	17,102	18,490

NGL
Onshore US	(Mboe)	3,002	2,754	2,785	2,886	2,443	2,443	3,002
Conventional	(Mboe)	2,755	2,167	1,989	2,356	2,624	2,624	2,755

Total	(Mboe)	5,757	4,921	4,774	5,242	5,067	5,067	5,757

Natural gas
Onshore US	(bcf)	73.9	67.8	66.1	67.2	61.4	61.4	73.9
Conventional	(bcf)	107.8	97.1	88.4	99.5	107.3	107.3	107.8

Total	(bcf)	181.7	164.9	154.5	166.7	168.7	168.7	181.7

Total petroleum products
Onshore US	(Mboe)	20,605	19,443	20,456	19,701	17,312	17,312	20,605
Conventional	(Mboe)	33,926	31,951	30,102	32,195	32,973	32,973	33,926

Total	(Mboe)	54,530	51,394	50,558	51,896	50,286	50,286	54,530

(1)    Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.

(2)    Other Australia includes Minerva and Macedon.

(3)    Gulf of Mexico volumes are net of royalties.

(4)    Onshore US volumes are net of mineral holder royalties.

(5)    Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the quarter ended 30 September 2017	14

Production and sales report

		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	106,504	90,863	26,045	93,389	104,867	104,867	106,504
Sulphide ore milled	(kt)	20,787	19,866	8,054	18,777	24,080	24,080	20,787
Average copper grade	(%)	0.87%	1.02%	1.01%	1.07%	1.06%	1.06%	0.87%
Production ex mill	(kt)	153.2	168.6	68.7	167.0	204.2	204.2	153.2

Production
Payable copper	(kt)	147.0	162.6	67.6	162.4	196.3	196.3	147.0
Copper cathode (EW)	(kt)	70.5	71.5	27.2	62.8	71.9	71.9	70.5
- Oxide leach	(kt)	26.8	24.4	8.9	20.3	22.4	22.4	26.8
- Sulphide leach	(kt)	43.7	47.1	18.3	42.5	49.5	49.5	43.7

Total copper	(kt)	217.5	234.1	94.8	225.2	268.2	268.2	217.5

Payable gold concentrate	(troy oz)	27,561	37,784	11,572	33,941	50,525	50,525	27,561
Payable silver concentrate	(troy koz)	1,229	1,323	540	1,234	1,737	1,737	1,229

Sales
Payable copper	(kt)	134.9	172.7	63.7	163.3	195.1	195.1	134.9
Copper cathode (EW)	(kt)	65.6	71.8	39.4	56.0	61.6	61.6	65.6
Payable gold concentrate	(troy oz)	27,561	37,784	11,572	33,941	50,525	50,525	27,561
Payable silver concentrate	(troy koz)	1,229	1,323	540	1,234	1,737	1,737	1,229

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	13,011	14,286	15,178	15,760	21,381	21,381	13,011
Ore milled	(kt)	3,241	3,342	4,179	4,411	3,951	3,951	3,241
Average copper grade	(%)	0.68%	0.65%	0.57%	0.53%	0.62%	0.62%	0.68%

Production
Copper cathode (EW)	(kt)	17.1	12.1	16.7	18.8	13.3	13.3	17.1

Sales
Copper cathode (EW)	(kt)	16.4	13.7	15.6	19.8	12.3	12.3	16.4

Spence
Material mined	(kt)	23,638	22,635	22,939	24,230	22,314	22,314	23,638
Ore milled	(kt)	4,713	5,187	5,225	4,968	5,375	5,375	4,713
Average copper grade	(%)	1.17%	1.19%	1.09%	1.13%	1.21%	1.21%	1.17%

Production
Copper cathode (EW)	(kt)	45.0	41.7	49.4	53.5	44.7	44.7	45.0

Sales
Copper cathode (EW)	(kt)	41.2	41.5	49.0	55.7	43.0	43.0	41.2

BHP Operational Review for the quarter ended 30 September 2017	15

Production and sales report

		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	65,111	61,355	55,771	62,254	59,216	59,216	65,111
Sulphide ore milled (100%)	(kt)	13,522	13,399	11,955	13,229	12,822	12,822	13,522
Average head grades
- Copper	(%)	0.84%	0.84%	0.88%	1.00%	0.94%	0.94%	0.84%
- Zinc	(%)	0.60%	0.83%	0.84%	0.95%	0.99%	0.99%	0.60%

Production
Payable copper	(kt)	34.1	32.0	29.2	38.5	35.9	35.9	34.1
Payable zinc	(t)	15,367	22,406	20,653	29,076	29,201	29,201	15,367
Payable silver	(troy koz)	1,345	1,446	1,301	1,691	1,596	1,596	1,345
Payable lead	(t)	1,146	1,220	1,308	1,799	1,415	1,415	1,146
Payable molybdenum	(t)	561	225	30	328	402	402	561

Sales
Payable copper	(kt)	32.8	33.0	30.2	36.9	31.9	31.9	32.8
Payable zinc	(t)	16,043	22,334	23,669	27,936	25,224	25,224	16,043
Payable silver	(troy koz)	1,277	1,388	1,304	1,513	1,475	1,475	1,277
Payable lead	(t)	767	1,100	1,475	1,493	1,624	1,624	767
Payable molybdenum	(t)	648	476	—	—	168	168	648

Olympic Dam, Australia
Material mined (1)	(kt)	2,204	1,887	1,943	1,974	1,851	1,851	2,204
Ore milled	(kt)	2,279	2,116	2,112	2,097	2,302	2,302	2,279
Average copper grade	(%)	1.97%	2.00%	2.07%	2.30%	2.10%	2.10%	1.97%
Average uranium grade	(kg/t)	0.60	0.68	0.61	0.58	0.55	0.55	0.60

Production
Copper cathode (ER and EW)	(kt)	40.9	37.2	36.8	51.4	42.0	42.0	40.9
Uranium oxide concentrate	(t)	916	1,060	948	737	880	880	916
Refined gold	(troy oz)	24,366	29,651	21,941	28,188	13,101	13,101	24,366
Refined silver	(troy koz)	163	188	174	243	131	131	163

Sales
Copper cathode (ER and EW)	(kt)	37.5	41.2	33.5	51.5	31.6	31.6	37.5
Uranium oxide concentrate	(t)	1,085	883	839	1,298	680	680	1,085
Refined gold	(troy oz)	21,901	28,234	22,333	24,726	22,435	22,435	21,901
Refined silver	(troy koz)	184	203	108	251	219	219	184

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the quarter ended 30 September 2017	16

Production and sales report

		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	18,008	17,751	16,283	16,241	13,842	13,842	18,008
Area C Joint Venture	(kt)	12,384	12,179	11,165	13,016	13,099	13,099	12,384
Yandi Joint Venture	(kt)	15,729	17,555	14,656	17,415	14,559	14,559	15,729
Jimblebar (1)	(kt)	6,057	5,178	4,824	5,891	6,283	6,283	6,057
Wheelarra	(kt)	5,409	7,386	6,647	7,578	7,804	7,804	5,409

Total production	(kt)	57,587	60,049	53,575	60,141	55,587	55,587	57,587

Total production (100%)	(kt)	66,681	69,730	62,177	69,714	64,287	64,287	66,681

Sales
Lump	(kt)	14,156	14,127	12,804	15,104	13,896	13,896	14,156
Fines	(kt)	42,278	45,447	41,043	46,249	40,733	40,733	42,278

Total	(kt)	56,434	59,574	53,847	61,353	54,629	54,629	56,434

Total sales (100%)	(kt)	65,368	69,196	62,513	71,149	63,322	63,322	65,368

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—

Sales	(kt)	12	—	35	—	—	—	12

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the quarter ended 30 September 2017	17

Production and sales report
		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,981	1,855	1,694	1,766	1,985	1,985	1,981
Goonyella	(kt)	2,123	2,204	1,871	1,157	1,639	1,639	2,123
Peak Downs	(kt)	1,520	1,715	1,582	1,238	1,602	1,602	1,520
Saraji	(kt)	1,238	1,307	1,276	913	1,414	1,414	1,238
Daunia	(kt)	646	680	674	560	662	662	646
Caval Ridge	(kt)	876	923	899	760	994	994	876

Total BMA	(kt)	8,384	8,684	7,996	6,394	8,296	8,296	8,384

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,341	1,080	1,354	1,348	1,400	1,400	1,341
Poitrel	(kt)	804	849	784	752	871	871	804

Total BHP Mitsui Coal	(kt)	2,145	1,929	2,138	2,100	2,271	2,271	2,145

Total Queensland Coal	(kt)	10,529	10,613	10,134	8,494	10,567	10,567	10,529

Sales
Coking coal	(kt)	7,240	7,658	7,133	5,496	7,934	7,934	7,240
Weak coking coal	(kt)	2,799	2,659	2,761	2,502	3,150	3,150	2,799
Thermal coal	(kt)	206	154	96	142	102	102	206

Total	(kt)	10,245	10,471	9,990	8,140	11,186	11,186	10,245

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	102	27	—	—	—	—	102

Sales - export	(kt)	117	—	—	—	—	—	117

(1) Shown on 100% basis. BHP interest in saleable production is 75%. BHP completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	451	—	—	—	—	—	451
San Juan Coal (2)	(kt)	—	—	—	—	—	—	—

Total	(kt)	451	—	—	—	—	—	451

Sales thermal coal - local utility		105	—	—	—	—	—	105

(1)    The divestment of Navajo Coal was completed on 29 July 2016, with no further production reported by BHP. Management of Navajo Coal was transferred to Navajo Transitional Energy Company on 31 December 2016.

(2)    BHP completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt)	3,952	3,851	4,662	5,711	4,235	4,235	3,952

Sales
Export thermal coal	(kt)	3,640	3,539	4,407	4,913	3,622	3,622	3,640
Inland thermal coal	(kt)	331	311	431	327	405	405	331

Total	(kt)	3,971	3,850	4,838	5,240	4,027	4,027	3,971

Cerrejón, Colombia
Production	(kt)	2,928	2,800	2,756	2,475	2,497	2,497	2,928

Sales thermal coal - export	(kt)	2,905	2,722	2,613	2,803	2,518	2,518	2,905

BHP Operational Review for the quarter ended 30 September 2017	18

Production and sales report

		Quarter ended					Year to date
		Sep 2016	Dec 2016	Mar 2017	Jun 2017	Sep 2017	Sep 2017	Sep 2016
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	0.3	0.2	0.2	—	—	—	0.3
Nickel contained in finished matte	(kt)	1.8	4.1	2.3	5.3	6.8	6.8	1.8
Nickel metal	(kt)	16.7	17.8	16.5	19.9	16.0	16.0	16.7

Total nickel production	(kt)	18.8	22.1	19.0	25.2	22.8	22.8	18.8

Sales
Nickel contained in concentrate	(kt)	0.3	0.2	0.2	—	—	—	0.3
Nickel contained in finished matte	(kt)	1.8	4.1	2.2	4.9	4.6	4.6	1.8
Nickel metal	(kt)	16.5	17.6	17.1	18.1	16.6	16.6	16.5

Total nickel sales	(kt)	18.6	21.9	19.5	23.0	21.2	21.2	18.6

BHP Operational Review for the quarter ended 30 September 2017	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 18, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary